DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02029907

March 7, 2002

NO ACT
P.E 12-27-2001
1-67221

Act 1934
Section
Rule 14A-8
Public
Availability 3/7/2002

Carol H. Forsyte
Vice President, Corporate and Securities
Motorola, Inc.
Law Department, Corporate Offices
1303 E. Algonquin Road
Schaumburg, IL 60196

Re: Motorola, Inc.
Incoming letter dated December 27, 2001

Dear Ms. Forsyte:

This is in response to your letters dated December 27, 2001 and January 30, 2002 concerning the shareholder proposal submitted to Motorola by Michael R. Levin. We also have received letters from the proponent dated January 10, 2002, January 11, 2002 and February 4, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Michael R. Levin
1863 Kiest Avenue
Northbrook, IL 60062

MOTOROLA

December 27, 2001

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Motorola, Inc./ Securities Exchange Act of 1934 –Rule 14a-8
Exclusion of Michael R. Levin Proposal

Dear Ladies and Gentlemen:

This is to advise you that pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, it is the intention of Motorola, Inc. (the "Company" or "Motorola") to exclude from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Stockholders (the "Proxy Materials"), the attached stockholder proposal ("Proposal") submitted by Michael R. Levin (the "Proponent"). The Proponent requests that the Proposal be included in the Company's proxy statement for the next annual meeting of stockholders or any earlier meeting. The Company's next regularly scheduled annual meeting is scheduled for May 6, 2002 (the "Annual Meeting"). We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials for the reasons described herein.

The Proposal requests the Motorola Board of Directors to consider forming a committee that will study, recommend and monitor a comprehensive risk strategy that is both consistent with the overall level of variability in financial results that investors expect from their investment in Motorola.

As more fully set forth below, the Company believes that the Proposal may be omitted from the Company's Proxy Materials for the following reasons: (i) the Proponent failed to satisfy the eligibility requirements of Rule 14a-8(b) and Rule 14a-8(f); (ii) the Proposal deals with a matter relating to the Company's ordinary business operations and is therefore excludable under Rule 14a-8(i)(7) and (iii) the Proposal is vague and confusing and therefore is excludable under Rule 14a-8(i)(3).

Pursuant to Rule 14a-8(j), the Company is filing with the Commission six (6) paper copies of this letter together with six (6) paper copies of the Proposal (attached as Exhibit A hereto). By copy of this letter, the Company is simultaneously providing a copy of this submission to the Proponent.

Law Department, Corporate Offices
1303 E. Algonquin Road, Schaumburg, IL 60196 (847) 576-7646 Facsimile (847) 576-3628

Statement of Reasons to Exclude

Rule 14a-8(b) and Rule 14a-8(f)

The Company believes that the Proposal may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(f).

Background:

The Proponent's Proposal was received by email by the Company on November 28, 2001. The Company's records do not list the Proponent as a registered holder of the Company's common stock.

By email dated November 30, 2001 (attached as Exhibit B hereto), the Company notified the Proponent of the need to demonstrate his eligibility to submit the Proposal under Rule 14a-8(b). The notification was made by email since Proponent had not included a mailing address with his Proposal. The Company's email explained that the Proponent was required to provide the Company, within 14 days of his receipt of the Company's email, with appropriate documentation to show that at the time that he had submitted the Proposal he had continuously been the owner of $2000 in market value of the Company's common stock for at least one year. The Proponent responded in an email message dated November 30, 2001 (attached as Exhibit C hereto) which included his mailing address and attached to that message an electronic trade confirmation from E*Trade.

On December 10, 2001 the Company notified the Proponent by letter (attached as Exhibit D hereto) of his need to evidence at the time he had submitted the Proposal that he had continuously been the owner of $2000 in market value of the Company's common stock for at least one year. The Company's December 10, 2001 letter explained that the Proponent was required to provide the Company within 14 days of his receipt of the letter with appropriate documentation to show that at the time that he had submitted the Proposal he had continuously been the owner of $2000 in market value of the Company's common stock for at least one year. The Company also advised the Proponent that the broker trade confirmation statement from E*Trade did not establish his eligibility pursuant to Rule 14a-8(b). The Company's December 10, 2001 letter was sent by Federal Express and on December 11, 2001 the Proponent received and signed for the letter. A copy of the receipt signed by the Proponent is attached as Exhibit E hereto.

The Proponent responded to the Company's December 10, 2001 letter by an email message dated December 13, 2001 (attached as Exhibit F hereto). In the email message the Proponent advised that he was trying to obtain the required documentation to establish eligibility under Rule 14a-8(b). On December 20, 2001, the Company received a letter dated December 17, 2001 from Wealth Management Securities Services, a Division of ABN AMRO Financial Services, Inc. (attached as Exhibit G hereto and referred to herein as the "Wealth Management Letter"), stating that the Proponent "has

held his shares in Motorola (MOT) since May 17, 2001, when he became a customer of ours and transferred these securities in "kind" from an outside brokerage firm". As of the date of this letter, the Company has not received any other communication from the Proponent.

Legal Analysis:

Under Rule 14a-8(b), in order to be eligible to submit a proposal, a proponent must have continuously held at least $2000 in market value, or 1%, of the Company's securities entitled to vote on the proposal for at least one year and continue to hold these securities through the date of the shareholders meeting. If a proponent is not a registered holder of the company securities entitled to vote on the proposal and has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reporting ownership of the Company's securities, a proponent may prove eligibility by submitting a written statement from the "record" holder of the securities verifying that at the time the proponent submitted the proposal that the proponent had held the securities for at least one year.

The Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where the proponent failed to provide documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one year period required by Rule 14a-8(b). See, e.g., Johnson & Johnson (January 11, 2001) and The Coca-Cola Company (January 11, 2001).

The Company believes that the Proposal can be omitted pursuant to Rules 14a-8(b) and Rule 14a-8(f) because the Proponent has failed to provide documentary support indicating that he satisfies the minimum ownership requirement for the one year period required by Rule 14a-8(b), within the statutory 14-day time frame set by Rule 14a-8(f). The Company clearly advised the Proponent on a timely basis of the need for him to establish that proof and specifically informed him of the 14-day time period within which he had to respond. Since the Proponent is not a registered holder of the Company's common stock and has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reporting ownership of the Company's common stock, he is required under Rule 14a-8(b) to submit a written statement from the "record" holder verifying that he has continuously held the Company's common stock for at least a year. Although the Proponent and his broker timely responded to the Company's December 10, 2001 letter advising the Proponent of the eligibility defects of his Proposal, the responses to date do not provide appropriate documentation to establish that the Proponent had met the minimum ownership requirements required by Rule 14a-8(b) within the 14-day time frame set by Rule 14a-8(f). As Proponent's Proposal was received on November 28, 2001, the Proponent must establish that he has satisfied the minimum ownership requirement since November 28, 2000 and will continue to hold such shares through the date of the Annual Meeting. Proponent has not furnished any documentation to establish that he held at least $2000 in market value of the Company's common stock for the period from November 28 through May 17, 2001. Moreover, although the Wealth

Management Letter establishes that the Proponent has held "shares in Motorola" since May 17, 2001", it does not establish that he held the requisite $2000 in market value of the Company's common stock for that period.

Under the proxy rules the burden of establishing proof of beneficial stock ownership is on the Proponent, and the Proponent has failed to meet that burden. Moreover, the Company on two separate occasions has clearly advised the Proponent of the eligibility requirements of Rule 14a-8(b). As a result, the Proponent should not now be given an opportunity to supplement his submission or respond to the Company's letter. Therefore, the Company believes that the Proposal may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(f).

Rule 14a-8(i)(7)

The Company believes that the Proposal may properly be excluded from its Proxy Materials under Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business.

The Commission has said "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See SEC Release No. 34-40018 (May 21, 1998). Such is the case here. The Proposal requests that a committee of the Board of Directors be formed to study, recommend and monitor a comprehensive risk strategy that is "both consistent with the overall level of variability in financial results that investors expect from their investment in Motorola". Although the purpose of the committee is vague, clearly, the development and monitoring of a financial risk strategy as well as the corporate process used to effect such actions are matters of ordinary business and therefore the Proposal can be omitted under Rule 14a-8(i)(7).

The Staff has consistently held that the determination of whether, and what, steps should be taken to enhance a Company's financial performance are matters relating to the ordinary course of business and are therefore excludable under Rule 14a-8(i)(7). See Ohio Edison Company, (February 3, 1989). Furthermore, the Staff has held that decisions regarding investment and application of corporate assets are matters relating to the ordinary course of business of the company. See General Motors Corporation (March 31, 1988).

In considering a Proposal requesting the formation of a special committee, the Commission has stated that the Staff will "consider whether the subject matter of the special report or the committee involves a matter of ordinary business: where it does the proposal will be excludable under 14a-8(c)(7)". Release No. 34-20091 (August 16, 1983). Also see SunSource Inc. (March 31, 2000) where the Staff found that a proposal requesting that the board of directors create a special committee with the specific goal of maximizing shareholder value could be excluded since it related to ordinary business operations. Although the objective of the committee as proposed in the Proposal is vague,

it provides generally that the purpose of the committee is to study, recommend and monitor a comprehensive risk strategy. As noted above, such an objective is clearly a matter of ordinary business.

For the above reasons, the Proposal should be excluded based on Rule 14a-8(i)(7).

Rule 14a-8(i)(3)

The Company proposes to omit the Proposal from its Proxy Materials under Rule 14a-8(i)(3). This rule provides that a proposal may be omitted if it is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

The Proposal is confusing and vague. The Proposal requests the Board of Directors to consider forming "a committee". The Proposal does not specify whether this committee should consist of members of the Board, management, shareholders or outside consultants. The Proposal does not describe the roles or duties of such a "committee".

In addition, the Proposal specifies that the proposed committee is to "study, recommend and monitor a comprehensive risk strategy that is **both** (emphasis added) consistent with the overall level of variability in financial results that investors expect from their investment in Motorola". Although the use of the word "both" in the Proposal implies that there is more than one objective, only one objective is described in the Proposal. Moreover, the one objective that the Proposal does describe, which is to be "consistent with the overall level of variability in financial results that investors expect from their investment in Motorola," is confusing and vague. The Company believes that persons who invest in Motorola invest for different reasons. Persons who invest for different reasons will have different levels of tolerance as to the variability of financial results of Motorola. Thus, even if could be determined who should serve on the proposed committee, the objectives of such a committee, as set forth in the Proposal, are vague and confusing.

Therefore, neither the Company in effecting the proposal, if it is adopted, nor the shareholders voting on the Proposal, will know with any certainty who is to serve on the proposed committee and what the objectives and purposes of that committee will be. The Staff has consistently found that a proposal may be omitted by a company if it is so vague and confusing that "neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Company (available Jul. 30, 1992).

For the above reasons, the Company believes that the Proposal should be excluded under Rule 14a-8(i)(3).

For the foregoing reasons, we request that you concur with our view that, in accordance with Rule 14a-8(j), the Company may properly exclude the Proposal from its Proxy Materials and that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials.

By copy of this letter, we are notifying the Proponent that the Company does not intend to include the Proposal in its Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (847) 576-7646 if I can be of any further assistance in this matter.

It is currently expected that the Company's proxy statement will be printed on or about March 18, 2002 and mailed to shareholders on or about March 22, 2002.

Please acknowledge receipt of this filing by stamping a copy of the enclosed letter and returning it to me in the enclosed self-addressed envelope.

Sincerely,

Carol Forsyte

Carol Forsyte
Vice President, Corporate and Securities
Motorola, Inc.

cc: Michael R. Levin

Exhibit A

Ayala Marilyn-AMM065

From: Michael R. Levin [l1863@yahoo.com]

Sent: Wednesday, November 28, 2001 7:21 AM

To: Marilyn Ayala

Subject: shareholder proposal

Marilyn - a couple of weeks ago you gave me your email address, and indicated that you thought it would be acceptable to correspond with Mr. Peter Lawson in that manner.

Could you please see to it that he receives a copy of the attached. A formal hard copy will follow shortly.

MRL

Michael R. Levin
L1863@yahoo.com

November 9, 2001

VIA EMAIL to marilyn.ayala@motorola.com and post

Mr. A. Peter Lawson
Secretary
Motorola, Inc.
1303 East Algonquin Road
Schaumburg, IL 60196

Re: Shareholder Proposal

Dear Mr. Lawson,

We have beneficially owned shares of Motorola valued at more than $2,000 for more than one year, and we expect to continue ownership through the date of Motorola's next annual meeting. Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 we are hereby submitting the following shareholder proposal and supporting statement for inclusion in Motorola proxy statement for the next annual meeting of stockholders or any earlier meeting.

Whereas: Motorola appears to me to lack a comprehensive, consistent approach to risk taking and risk management.

- In some areas, Motorola takes risks aggressively, including international expansion and the development of new technologies
- In other areas, risk management approaches, practices and programs reflect a harmful risk aversion that negates its otherwise aggressive risk taking.

These risk management approaches, practices and programs may represent overly conservative risk avoidance inconsisent with investor expectations for Motorola riskiness within investor investment portfolios.

Resolved: Shareholders request the Board of Directors consider forming a committee that will study, recommend, and monitor a comprehensive risk strategy that is both consistent with the overall level of variability in financial results that investors expect from their investment in Motorola.

Supporting statement

After thorough study of press releases and filings with the Securities and Exchange Commission, it is difficult for me to determine Motorola's risk strategy, and hence whether the approach to risk taking and risk management is consistent with investor risk preferences. Consequently, investors cannot gain confidence that the Board of Directors has properly considered risk taking and management in its oversight process, or communicated policies for risk taking and management to shareholders. This lack of risk strategy and communication on risk taking and management makes it difficult for investors to evaluate Motorola performance and may result in significant market underpricing of Motorola common stock.

A vote FOR this proposal is a vote to align executive risk taking with shareholder risk appetite.

***

Please feel free to contact me at 847.291.3431 with any questions.

Very truly yours,

Michael R. Levin

Exhibit B

Benson Jennifer-AJB051

From: Kriekard Carol-ack002
Sent: Thursday, December 06, 2001 1:03 PM
To: Benson Jennifer-AJB051
Subject: FW: Motorola, Inc. Shareholder Proposal

For your files.

-----Original Message-----
From: Kriekard Carol-ack002
Sent: Friday, November 30, 2001 1:24 PM
To: 'Levin, Michael'
Cc: Forsyte Carol-ACF007
Subject: Motorola, Inc. Shareholder Proposal

Dear Mr. Levin,

Attached is a response to your shareholder proposal which Motorola received from you on November 28, 2001 by email.

Please forward to me your address so that we may send this letter to you in paper format.

My email address is ack002@email.mot.com.

Best regards,
Carol Kriekard
Of Counsel

M Levin
tter(11-30-01) - Sha

MOTOROLA

November 30, 2001

Mr. Michael R. Levin

Re: Motorola, Inc.

Dear Mr. Levin:

We received on November 28, 2001, your email message, which attached your letter to Mr. A. Peter Lawson, Secretary of Motorola, requesting that Motorola include your proposal in its proxy materials for the next annual meeting. Mr. Lawson has referred your letter to Ms. Carol Forsyte, Vice President, and me for consideration.

You state in your letter that "we have beneficially owned shares of Motorola valued at more than $2000 for more than one year, and we expect to continue ownership through the date of Motorola's next annual meeting". The Company's records do not show you as a registered holder of shares of Motorola common stock.

Pursuant to Rule 14a-8(b), if you are not a registered holder, you must prove your eligibility to submit a proposal to Motorola by submitting, at the time you submit your proposal, a written statement from the "record holder of your shares" verifying that, at the time that you submitted your proposal, you continuously held more than $2000 of the Company's securities for at least one year.

Motorola may exclude your proposal if you do not meet this eligibility requirement. Since you did not prove your eligibility at the time that you submitted your proposal, you must prove your eligibility as discussed above by responding to this letter. Your response must be postmarked, or transmitted electronically, by no later than 14 calendar days after your receipt of this letter.

Please forward to me a copy of your address, so that we may forward a copy of this letter to you in paper format. My email address is ACK002@email.mot.com.

Best regards,

Carol Kriekard
Of Counsel

Exhibit C

Benson Jennifer-AJB051

From: Kriekard Carol-ack002
Sent: Thursday, December 06, 2001 1:01 PM
To: Benson Jennifer-AJB051
Subject: FW: Motorola, Inc. Shareholder Proposal

fanmedia.htm

For your files.

-----Original Message-----
From: Michael R. Levin [mailto:l1863@yahoo.com]
Sent: Friday, November 30, 2001 8:20 PM
To: Kriekard Carol-ack002
Subject: RE: Motorola, Inc. Shareholder Proposal

Dear Ms. Kriekard,

Thanks for your reply.

First, please send correspondence to me at:

Michael R. Levin
1863 Kiest Avenue
Northbrook, IL 60062

This address in on the letterhead of the hard copy letter, which is on its
way to you. Sorry about that.

Second, attached is an electronic trade confirmation from E*Trade, the service I use to purchase securities, that shows I established my position
in MOT on 9 November 2000. Per your letter, I believe this establishes eligibility pursuant to SEC regulations.

Thanks again.

MRL

-----Original Message-----
From: Kriekard Carol-ack002 [mailto:ack002@motorola.com]
Sent: Saturday, December 01, 2001 3:24 AM
To: 'Levin, Michael'
Cc: Forsyte Carol-ACF007
Subject: Motorola, Inc. Shareholder Proposal

Dear Mr. Levin,

Attached is a response to your shareholder proposal which Motorola received
from you on November 28, 2001 by email.

Please forward to me your address so that we may send this letter to you in
paper format.

My email address is ack002@email.mot.com.

Best regards,
Carol Kriekard
Of Counsel

<<M Levin Letter(11-30-01) - Shareholder.doc>>

E*TRADE

Official Trade Confirmations

For the account of:
MICHAEL R LEVIN
IRA R/O ETRADE CUSTODIAN
1863 KIEST AVE
NORTHBROOK IL 60062

Account Number	Account Type	Transaction Type
1140-6210	Cash	06 - Over The Counter

Trade Date	Settlement Date	Symbol	CUSIP	Buy/Sell	Net Amount
11-09-2000	11-14-2000	MOT	620076-10-9	Buy	11,264.95000

Item No.	Quantity	Price	Amount	Interest / Sales Tax	Sec Fee / Broker Assisted / Market Center	Commission / Charge
1	500.00000	22.50000	11,250.00000	.00000		14.95000

Description

MOTOROLA INCORPORATED

UNSOLICITED

Exhibit D

MOTOROLA

December 10, 2001

Mr. Michael R. Levin
1863 Kiest Avenue
Northbrook, IL 60062

Re: Motorola, Inc.

Dear Mr. Levin:

Thank you for your November 30, 2001 email response to Carol Kriekard's email message to you dated the same date. As we have still not received the hard copy of your letter requesting that Motorola include your proposal in its proxy materials for the next annual meeting, we appreciated your providing us with your address so that we may send our correspondence to you at that address.

You attached to your November 30, 2001 email message your electronic trade confirmation from E*Trade, the service that you use to purchase securities, stating that you bought shares of Motorola common stock on November 9, 2000. However, the Company's records do not show Michael R. Levin IRA R/O ETrade Custodian as a registered holder of shares of Motorola common stock. The confirmation also does not establish that you have continuously held more than $2000 of shares of Motorola common stock for at least one year at the time that you submitted your proposal to Motorola.

Pursuant to Rule 14a-8(b), if you are not a registered holder, you must prove your eligibility to submit a proposal to Motorola by submitting, at the time you submit your proposal, a written statement from the "record holder of your shares" verifying that, at the time that you submitted your proposal, you continuously held more than $2000 of the Company's securities for at least one year.

Motorola may exclude your proposal if you do not meet this eligibility requirement. Since you did not prove your eligibility at the time that you submitted your proposal, you must prove your eligibility as discussed above by responding to this letter. Since prior to receiving your November 30, 2001 email response, we were unable to send you a letter at your address advising you of your deficiency in meeting the eligibility requirements, we have followed up with this letter. Your response establishing your eligibility as discussed above must be postmarked, or transmitted electronically, by no later than 14 calendar days after your receipt of this letter.

Corporate Offices
1303 E. Algonquin Road, Schaumburg, IL 60196 T: (847) 576-5014 – Fax: (847) 576-3628

You may send your response to me at the following address:

Jeffrey A. Brown
Senior Corporate Counsel
Motorola, Inc.
1303 E. Algonquin Road
Schaumburg, IL 60196

(847) 576-5014-Phone
jeff.brown@motorola.com

Best regards,

Jeffrey A. Brown

Jeffrey A. Brown
Senior Corporate Counsel
Motorola, Inc.

Exhibit E

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Tracking Number	791727765668
Reference Number	AC934
Ship Date	12/10/2001
Delivered To	Recipient
Delivery Location	NORTHBROOK IL
Delivery Date/Time	12/11/2001 08:25
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Service Type	Priority Letter

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Brown Jeff-AJB029

From: Michael R. Levin [l1863@yahoo.com]
Sent: Thursday, December 13, 2001 4:05 PM
To: Jeff Brown
Subject: FW: Motorola, Inc. Shareholder Proposal

fanmedia.htm

Mr. Brown -

I received your letter asking for further documentation of my holdings. I am in the process of assembling the documentation that will show continuous ownership of my shares. I transferred my holdings from one custodian to another in the middle of the period, and I am in the process of coordinating the correspondence between the two parties. I am working expeditiously to compile the proper documentation and will send you that documentation as soon as it is ready. However, because of the need to coordinate between brokers in New York and Chicago and myself in Singapore it may take a few days.

Thank you -

MRL

-----Original Message-----
From: Michael R. Levin [mailto:l1863@yahoo.com]
Sent: Saturday, December 01, 2001 10:20 AM
To: Kriekard Carol-ack002
Subject: RE: Motorola, Inc. Shareholder Proposal

Dear Ms. Kriekard,

Thanks for your reply.

First, please send correspondence to me at:

Michael R. Levin
1863 Kiest Avenue
Northbrook, IL 60062

This address in on the letterhead of the hard copy letter, which is on its way to you. Sorry about that.

Second, attached is an electronic trade confirmation from E*Trade, the service I use to purchase securities, that shows I established my position in MOT on 9 November 2000. Per your letter, I believe this establishes eligibility pursuant to SEC regulations.

Thanks again.

MRL

-----Original Message-----

From: Kriekard Carol-ack002 [mailto:ack002@motorola.com]
Sent: Saturday, December 01, 2001 3:24 AM
To: 'Levin, Michael'
Cc: Forsyte Carol-ACF007
Subject: Motorola, Inc. Shareholder Proposal

Dear Mr. Levin,

Attached is a response to your shareholder proposal which Motorola received
from you on November 28, 2001 by email.

Please forward to me your address so that we may send this letter to you in
paper format.

My email address is ack002@email.mot.com.

Best regards,
Carol Kriekard
Of Counsel

<<M Levin Letter(11-30-01) - Shareholder.doc>>

E*TRADE

Official Trade Confirmations

For the account of:
MICHAEL R LEVIN
IRA R/O ETRADE CUSTODIAN
1863 KIEST AVE
NORTHBROOK IL 60062

Account		
Number	Type	Transaction Type
	Cash	06 - Over The Counter

Trade Date	Settlement Date	Symbol	CUSIP	Buy/Sell	Net Amount
11-09-2000	11-14-2000	MOT		Buy	11,264.95000

Item No.	Quantity	Price	Amount	Interest / Sales Tax	Sec Fee / Broker Assisted / Market Center	Commission / Charge
1	500.00000	22.50000	11,250.00000	.00000		14.95000

Description

MOTOROLA INCORPORATED

UNSOLICITED

Wealth Management Securities Services

A Division of ABN AMRO Financial Services, Inc.
Member NASD/SIPC

135 South LaSalle Street, Suite 1755
Chicago, Illinois 60603
(800) 432-2681
FAX: (312) 904-8237

Wealth Management Group

Exhibit G

RECEIVED

DEC 20 2001

LAW DEPARTMENT

December 17, 2001

Motorola, Inc.
Mr. Jeffrey A. Brown – Senior Corporate Counsel
1303 E. Algonquin Road
Schaumburg, IL 60196

RE: Motorola Stock

Dear Mr. Brown:

I am writing this letter on behalf of our client Michael R. Levin. Michael has held his shares in Motorola (MOT) since May 17, 2001 when he became a customer of ours and transferred these securities in "kind" from an outside brokerage firm.

Michael has not transacted any activity in this security since establishing his relationship with our firm. If I can be of further assistance, please call me at 312/904-2456.

Sincerely,

MOTOROLA

January 30, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Motorola, Inc./Securities Exchange Act of 1934 –Rule 14a-8
Exclusion of Michael R. Levin Proposal

Dear Ladies and Gentlemen:

This letter supplements my letter to you dated December 27, 2001 ("December Request"), which pertains to the request of Motorola, Inc. ("Motorola" or the "Company") for the staff of the Division of Corporation Finance ("Staff") to concur that no enforcement action will be recommended if the Company omits from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Stockholders ("Proxy Materials") the stockholder proposal ("Proposal") submitted by Michael R. Levin ("Proponent") by email dated November 28, 2001.

The Proposal requests the Motorola Board of Directors to consider forming a committee that will study, recommend and monitor a comprehensive risk strategy that is both consistent with the overall level of variability in financial results that investors expect from their investment in Motorola.

Pursuant to Rule 14a-8(j), the Company is filing with the Commission six (6) paper copies of this supplemental letter. By copy of this letter, the Company is simultaneously providing a copy of this supplemental submission to the Proponent.

The Company has received by email from the Proponent a copy of an email message dated January 10, 2002 addressed to you, advising you that he has "submitted documentation to Motorola, Inc. from each broker that shows such ownership." Proponent indicated that he believes that he has "provided appropriate documentation to show continuous ownership." On January 11, 2002 the Company also received from Proponent, a copy of an email message dated January 11, 2002 addressed to you, providing an additional response to the December Request. A copy of each of the January 10, 2002 and January 11, 2002 email messages are attached as Exhibit H and Exhibit I, respectively.

As discussed in the December Request, Motorola responded by email (since Proponent had not provided a mailing address with his Proposal) to Proponent's November 28, 2001 submission, notifying Proponent that he was required to demonstrate his eligibility to submit the Proposal under Rule 14a-8(b). The Company also advised Proponent of the documents required to establish his eligibility and the deadline for the submission of this eligibility information. Proponent responded in an email message dated November 30, 2001 that included his mailing address and attached to that message documentation that was insufficient to establish his eligibility, as detailed in the December Request. A copy of Motorola's November 28, 2001 email message and Proponent's November 30, 2001 email response were attached as Exhibit B and Exhibit C, respectively, to the December Request.

In the December Request I also advised you that again on December 10, 2001 the Company notified Proponent by letter that the documentation attached to his November 30, 2001 email message did not establish such eligibility. The Company also again advised Proponent of the documents required to establish his eligibility and the deadline for the submission of this eligibility information. Proponent received and signed for this letter on December 11, 2001. A copy of this December 10, 2001 letter and a copy of the receipt for this letter signed by Proponent were attached as Exhibit D and Exhibit E, respectively, to the December Request.

In the December Request I discussed that on December 20, 2001, the Company had received a letter dated December 17, 2001 from Wealth Management Securities Services, a division of ABN AMRO Financial Services, Inc. (which was attached as Exhibit G to the December Request and referred to therein as the "Wealth Management Letter"), stating that the Proponent, "has held his shares in Motorola (MOT) since May 17, 2001, when he became a customer of ours and transferred these securities in "kind" from an outside brokerage firm." At the time of the December Request, the Company had not received any other communication from Proponent.

On January 10, 2001 the Company received by fax a copy of a letter from E*Trade Securities, Inc. to Proponent dated December 17, 2001 (the "E*Trade letter"), advising him that he held 500 shares of Motorola from November 9, 2000 to May 17, 2001. A copy of this fax is attached as Exhibit J to this letter. Unfortunately, this letter was, as they say, "a day late" – or, more precisely, 16 days late.

Legal Analysis of Reasons to Exclude Pursuant to Rule 14a-8(b)

As discussed in the December Request, pursuant to Rule 14a-8(b), in order to be eligible to submit a proposal, a proponent must have continuously held at least $2000 in market value, or 1%, of the Company's securities entitled to vote on the proposal for at least one year and continue to hold these securities through the date of the shareholders meeting. If a proponent is not a registered holder of the Company's securities entitled to vote on the proposal and has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5

reporting ownership of the Company's securities, a proponent may prove eligibility by submitting a written statement from the "record" holder of the securities verifying that, at the time the proponent submitted the proposal, he had held the securities for at least one year. Therefore the Proponent is required to establish that he had continuously held at least $2000 in market value of the Company's securities entitled to vote on the proposal, for at least a one-year period at the time that he submitted his Proposal on November 28, 2001, and that he will continue to hold these securities through the date of the shareholders meeting.

As discussed in the December Request, although the Wealth Management Letter was timely received and established that the Proponent has held "shares in Motorola since May 17, 2001," it does not establish that the Proponent held the requisite $2000 in market value of the Company's common stock for the one-year period prior to November 28, 2001, when the Company received the Proponent's Proposal. Specifically, it does not establish that the Proponent held Motorola securities prior to May 17, 2001.

Rule 14a-8(f) provides that a company must advise a proponent in writing, within 14 days of receiving the proponent's proposal, of eligibility deficiencies and the time frame for the proponent to respond to the company's request. If the company has done so, the proponent's response to the company must be postmarked or transmitted electronically, no later than 14 days from the date that the proponent received the company's notification.

The Proponent was first notified by the Company of the eligibility deficiency of the Proposal and the time frame required for his response on November 30, 2001. This notice was transmitted by email since Proponent had not included a mailing address with his Proposal. On December 11, 2001 the Proponent was again notified (this time by Federal Express) by the Company of eligibility deficiencies of the Proposal and was given an additional 14-day period to respond. Therefore, Proponent's response was required to be postmarked or transmitted electronically to the Company, no later than December 25, 2001. The Company did not receive the E*Trade letter, which addresses the Proponent's holdings in Motorola securities from November 9, 2000 to May 17, 2001 until January 10, 2002. The Proponent's January 10, 2002 email to you fails to disclose that he did not forward the E*Trade letter to the Company until January 10, 2002. Based on the above, the E*Trade letter was not timely received pursuant to the requirements of Rule 14a-8(f).

As a result, the receipt of the E*Trade letter does not change the position of the Company regarding the omission of the Proposal from the Company's Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f), as discussed in the December Request. Under the proxy rules the burden of establishing proof of beneficial stock ownership is on the Proponent, and the Proponent has failed to meet that burden. Moreover, the Company on two separate occasions has clearly advised the Proponent of the eligibility requirements of Rule 14a-8(b). As a result, the Proponent should not now be given an opportunity to

supplement his submission or respond to the Company's letter. The Company continues to believe that the Proposal may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f) as well as for the other reasons set forth in the December Request. For that reason, I have chosen not to address the arguments raised by the Proponent in his January 11, 2002 email to you.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this supplemental letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (847) 576-7646 if I can be of any further assistance in this matter.

Sincerely,

Carol H. Forsyte / gaB

Carol H. Forsyte
Vice President, Corporate and Securities

cc: Mr. Michael R. Levin

Enclosures

Exhibit H

Brown Jeff-AJB029

From: Michael R. Levin

Sent: Thursday, January 10, 2002 1:30 AM

To: cfletters@sec.gov; Jeff Brown

Subject: Motorola, Inc. - shareholder proposal

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel

via email: cfletters@sec.gov
copy to Motorola, Inc.: jeff.brown@motorola.com

Ladies and Gentlemen:

I am in receipt of my copy of the letter dated December 27, 2002 from Carol Forsyte of Motorola, Inc. to the Office of the Chief Counsel. I wish to respond to a portion of that letter.

The letter asserts that the proposal is excludable under Rule 14a-8(b) because of my failure to establish eligibility, wherein I have owned and will continue to own at least $2,000 worth of shares for one year prior to November 30, 2001 (the date I submitted my shareholder proposal). I transferred custody of my shares during that period, and need to produce documentation from two different brokers.

I have now submitted documentation to Motorola, Inc. from each broker that shows such ownership. For this reason I believe that I have provided appropriate documentation to show continuous ownership, and that eligibility will not be a basis for excluding the proposal.

I plan to respond separately to the other basis for excluding the proposal indicated in the letter of December 27.

Thanks for your consideration.

MRL

Michael R. Levin
L1863@yahoo.com

Exhibit I

Brown Jeff-AJB029

From: Michael R. Levin

Sent: Friday, January 11, 2002 4:18 AM

To: cfletters@sec.gov; Jeff Brown

Subject: Motorola, Inc. - shareholder proposal

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel

via email: cfletters@sec.gov
copy to Motorola, Inc.: jeff.brown@motorola.com

Ladies and Gentlemen:

I am in receipt of my copy of the letter dated December 27, 2001 from Carol Forsyte of Motorola, Inc. to the Office of the Chief Counsel (the "Letter"). Based on the proposal submitted and the Letter, it does not appear that Motorola has provided sufficient reason to omit the shareholder proposal. Below I set forth my response to the Letter.

Motorola seeks to omit the proposal because it will concern "the development and monitoring of a financial risk strategy as well as the corporate process used to effect such actions..." and as such these activities fall within the scope of the company's ordinary business operations. However, properly construed, the proposal does not address "financial risk strategy" and "corporate process", but rather raises issues that in fact constitute a proper and appropriate matter for discussion among shareholders, the Board of Directors, and management.

First, Motorola appears to have construed the proposal too narrowly. The proposal clearly requests that the Board of Directors form a committee to address "comprehensive risk strategy that is consistent with the overall level of variability in financial results that investors expect from their investment in Motorola." The letter incorrectly narrows the request, to "a *financial* risk strategy". The preamble of the proposal clearly suggests that the subject of the committee and the strategy would encompass areas outside of financial transactions, such as "international expansion and the development of new technologies." A broad discussion of strategy for taking risk, rather than a narrow prescription of financial tactics, falls well within the scope of issues that shareholders should review and discuss with management, and outside the scope of "corporate process".

In support of its contention, Motorola refers to previous Staff holdings, related to steps a company should take to enhance financial performance and decisions regarding investment and application of corporate assets. Neither holding is relevant to this proposal, since the proposal does not prescribe any specific steps concerning enhancing financial performance, nor does it specify how the company should invest or apply specific assets.

Second, how a company takes and manages risk can and should become a fundamental component of a company's direction and strategy. In the same way that shareholders and management discuss and agree on goals and plans for a corporation's returns or profits, it makes sense that they should discuss and agree on goals and plans for the risk taking and management that underlies the activities that lead to returns or profits. The proposal merely recommends that the Board of Directors engage in such discussions, in that they "study, recommend, and monitor a comprehensive risk strategy". The Staff has, on at least one other occasion, refused to concur with a request for no-action in a similar case, in which a shareholder proposed that a company provide appropriate disclosure of certain risks in its business, so that investors could evaluate for themselves and discuss with management the risks involved in the business (see Merrill, Lynch & Co., December 29, 1994)

Third, the proposal addresses a fundamental and material difference between the interests of shareholders and management, specifically in their different views of how much risk the firm should take. In the Preamble, the proposal indicates that the need for the committee and the risk strategy arises from "overly conservative risk avoidance inconsistent with investor expectations". In many other similar instances involving differences between the interests of shareholders and management, such as related to poison pills and executive compensation, companies have not been allowed to omit proposals from shareholders.

Motorola also seeks to exclude the proposal because is "confusing and vague". Based on relevant standards and definitions, I submit that the proposal is neither.

First, Motorola asserts that the proposal is confusing and vague because it does not specify membership on the committee or the roles or duties of the committee. However, the proposal clearly requests that the Board of Directors form the committee. It would otherwise let the Board of Directors specify membership, roles, and duties of the committee, consistent with the need to study, recommend, and monitor a comprehensive risk strategy. This division of responsibility is consistent with the need to delegate to the Board of Directors some of the relevant details related to implementing the proposal. In this way the proposal is also consistent with the need to address only fundamental questions, and leave matters concerning ordinary business to the company.

Second, Motorola also asserts that the proposal is vague because of the word "both" in the proposal. Upon review it is the case that the word "both" was a misprint, and I did not intend for it to be included in the text of the proposal. As such the proposal should read:

> ***Resolved:*** Shareholders request the Board of Directors consider forming a committee that will study, recommend, and monitor a comprehensive risk strategy that is consistent with the overall level of variability in financial results that investors expect from their investment in Motorola.

This correction makes the proposal even clearer than before, stating a precise action and specific objective for that action.

Third, Motorola asserts that the objective of consistency "with the overall level of variability in financial results" is confusing and vague, because persons invest in Motorola "for different reasons...[and] have different levels of tolerance as to the variability in financial results...". However, this objection does not make the proposal confusing and vague, but merely suggests that the Board of Directors reflect these diverse views in its composition of the committee, and seek to understand these different reasons as part of the work of the committee. Also, variability in financial results is a standard concept that Motorola addresses frequently and clearly in its dealings with investors, securities analysts, and rating agencies, and which it analyzes thoroughly and precisely in its public disclosures and filings with the Securities and Exchange Commission. Motorola has otherwise not shown what, specifically, is confusing or vague about the objective of the committee, or how the committee will not be able to respond to or interpret for its own use the objective.

Fourth, Motorola also asserts that shareholders that vote on the proposal will not "be able to determine with any certainty what actions or measures the proposal requires", drawing on a previous Staff no-action holding. The proposal clearly requires the formation of a committee to address a current issue of interest, namely how Motorola takes and manages risk consistent with investor expectations. While experts and practitioners have numerous diverse views of how companies should take and manage risk, an extensive theoretical literature on risk taking and management and numerous examples of company practices in many industries exist to guide the committee in its interpretation of the objective (see Shapira, Zur; 1994; <u>Risk Taking - A Managerial Perspective</u>; New York: Russell Sage Foundation and Tufano, Peter; 1998; Agency Costs of Risk Management, <u>Financial Management</u>, Vol. 27, No. 1 (Spring), p. 67-77, among many other sources).

Finally, to the extent that the Staff agrees with Motorola's assertion that the proposal is confusing and vague, in light of the foregoing arguments in support of its clarity and precision, I respectfully request the opportunity to respond to that assertion by revising the proposal to make it clearer and more precise. I will of course do so in a timely and constructive manner.

Separately I have provided documentation evidencing my ownership of Motorola shares in accordance with the requirements of SEC Rule 14a-8(b)(2).

For these reasons we believe that Motorola may not exclude the proposal from the 2002 Proxy Statement and respectfully request that the Staff recommend enforcement action should Motorola so exclude the proposal. In the event that the Staff does not concur with my position or desires additional information in support of this position, I would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Please feel free to contact me via reply to this email or at +65.463.1242.

Thanks for your consideration.

MRL

Michael R. Levin
L1863@yahoo.com

E*TRADE

Exhibit J

December 17, 2001

Michael R. Levin
IRA R/O E*TRADE Custodian
Account: 1140-6210
1863 Kiest Ave.
Northbrook, IL 60062

Post-it™ brand fax transmittal memo 7671	# of pages ▸ 1
To Jeffrey Brown	From M Levin
Co. MOT	Co.
Dept. Corp Counsel	Phone # 65.463.1242
Fax # 847.576.3628	Fax # 65.463.1647

Re:

Dear Mr. Levin,

As for MOT, you held 500 shares from 11/09/00 to 05/17/01 when the shares were transferred out of E*TRADE. The low during this time period was $10.50. This would make the value of your stocks $5,250.00 at the lowest.

I hope this information is helpful. We value your business.

Sincerely,

Lindsay Wetzel

Lindsay Wetzel
Customer Service Representative
E*TRADE Securities, Inc.

From: Michael R. Levin [l1863@yahoo.com]

Sent: Monday, February 04, 2002 10:01 AM

To: cfletters@sec.gov; jeff.brown@motorola.com

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel

via email: cfletters@sec.gov
copy to Motorola, Inc.: jeff.brown@motorola.com

Ladies and Gentlemen:

I am in receipt of my copy of the letter dated January 30, 2002 from Carol Forsyte of Motorola, Inc. to the Office of the Chief Counsel (the "Letter"). Based on the proposal submitted and the Letter, it does not appear that Motorola has provided sufficient reason to omit the shareholder proposal. This present email message suppliments my earlier one of 11 January 2002.

Motorola reiterates its intention to exclude my proposal based on my alleged failure to establish eligibility to submit the proposal pursuant to the requirements of SEC Rule 14a-8(b)(2). I have clearly met the eligibility requirements set forth in SEC rules. The problem, simply stated, was difficulty in providing proper documentation of my eligibility. This problem arose first because I changed custodians during the term of my shareholding and thus needed to provide documentation from two different custodians, and second because I reside in Singapore and thus need to coordinate such documentation from overseas. I so indicated these two problems to Motorola within the 14 day period in which I am to provide such documentation, indicating my intent to provide appropriate documentation as expeditiously as possible given the constraints. I have now provided letters from each custodian stating that I have owned the requisite number of shares for the proper period of time.

In addition, I continue to believe that Motorola has not provided sufficient reason to exclude the proposal that it set forth in its letter to the Staff of 27 December 2001, and to which I responded on 11 January 2002.

For these reasons we believe that Motorola may not exclude the proposal from the 2002 Proxy Statement and respectfully request that the Staff recommend enforcement action should Motorola so exclude the proposal. In the event that the Staff does not concur with my position or desires additional information in support of this position, I would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Please feel free to contact me via reply to this email or at +65.463.1242.

Thanks for your consideration.

MRL

Michael R. Levin
L1863@yahoo.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Motorola, Inc.
Incoming letter dated December 27, 2001

The proposal relates to risk strategy.

There appears to be some basis for your view that Motorola may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Motorola's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Motorola omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Motorola relies.

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor